UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2023

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

This Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-274455) and Form F-3 (File No. 333-274458, 333-263338 and 333-269260), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

As previously disclosed, on June 5, 2023, SaverOne 2014 Ltd. (the “Company”) entered into a Standby Equity Purchase Agreement (the “Purchase Agreement”) with YA II PN, LTD., a Cayman Islands exempt limited partnership (“Yorkville”). Pursuant to the Purchase Agreement, the Company has the right, but not the obligation, to sell to Yorkville from time to time (each such occurrence, an “Advance”) up to $10.0 million (the “Commitment Amount”) of the Company’s American Depositary Shares (the “ADSs”), each ADS representing five of the Company’s ordinary shares, NIS 0.01 par value, during the 48 months following the execution of the Purchase Agreement, subject to the restrictions and satisfaction of the conditions in the Purchase Agreement. Upon the execution of the Purchase Agreement, on June 5, 2023, Yorkville, upon the Company’s request, advanced to the Company $2.0 million of the Commitment Amount, which was evidenced in the form of a promissory note equal to $2.0 million, or the First Promissory Note.

On December 11, 2023, the Company and Yorkville entered into a supplement to the Purchase Agreement pursuant to which Yorkville, upon the Company’s request, agreed to advance to the Company $1.0 million of the Commitment Amount, which is evidenced in the form of a promissory note equal to $1.0 million (the “Second Promissory Note”). The Second Promissory Note, which contains substantially the same terms as the First Promissory Note, will mature on the twelve-month anniversary of execution. The Second Promissory Note accrues interest at a rate of 8%, and was issued with a 3% original issue discount, and will be repaid in 5 equal monthly installments beginning on the 150th day following the date of the Second Promissory Note’s execution. The Second Promissory Note may be repaid with the proceeds of an Advance under the Purchase Agreement or repaid in cash.

EXHIBIT INDEX

Exhibit No.
10.1	Amendment to Standby Equity Purchase Agreement dated December 11, 2023, by and between SaverOne 2014 Ltd. and YA II PN, LTD.
10.2	Promissory Note dated December 11 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SaverOne 2014 Ltd.

Date: December 11, 2023	By:	/s/ Ori Gilboa
		Name:	Ori Gilboa
		Title:	Chief Executive Officer

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